EXHIBIT 10.8

Standardbred Horsemen’s Agreement

between Colonial Downs, L.P.,

Stansley Racing Corp. and

The Virginia Harness Horse Association

March 1, 2006

11.	Racing Committee		18

12.	Representations and Warranties		18

	A.	VHHA	18
	B.	Colonial Downs	19

13.	Racing Officials		20

14.	Governmental Approval		20

15.	Authorization for Out-of-State Simulcasting		20

16.	Copies of Documents		21

17.	Horsemen’s Backstretch Improvements and Programs		21

18.	Right to Terminate		22

19.	Indemnification		22

20.	Mediation; Arbitration		22

	A.	Attempt to Resolve Disputes	22
	B.	Administration	23
	C.	Notice to Arbitrate	23
	D.	Selection of Arbitrator(s)	23
	E.	Pre-Hearing Conference	24
	F.	Discovery	24
	G.	Additional Conference	25
	H.	Arbitration Hearing	25
	I.	Arbitration Award	26
	J.	Default	26
	K.	Costs	26

21.	Contribution Adjustments		27

	A.	Changes in Applicable Law	27
	B.	Duration	28

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22.	Additional License	28

23.	Consents, Approvals, Agreements or Assurances	28

24.	Counterparts	29

25.	Notices	29

26.	Waivers	30

27.	Applicable Law; Venue	30

28.	Headings	30

29.	Severability	31

30.	Entire Agreement; Modification	31

31.	Conditions Precedent to Effectiveness of this Agreement	31

Exhibit A	Form of Trust Agreement

Exhibit B	Annual Transfers of Funds from Standardbred Partners’ Account to Horsemen’s Account

Exhibit C	Central-Southside Virginia Region

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STANDARDBRED HORSEMEN’S AGREEMENT

THIS AGREEMENT is entered into this 1st day of March 2006, effective as of January 1, 2006, by and among COLONIAL DOWNS, L.P., a Virginia limited partnership, STANSLEY RACING CORP., a Virginia corporation (collectively, “Colonial Downs”), and the VIRGINIA HARNESS HORSE ASSOCIATION, a Virginia not-for-profit corporation (the “VHHA”).

WHEREAS, Colonial Downs owns and operates in New Kent County, Virginia, the facility known as the Colonial Downs racetrack (the “Racetrack”) and nine (9) satellite wagering facilities located in Brunswick, Chesapeake (on Military Highway, the “Existing Chesapeake SWF”), Chesapeake (on Indian River Road, the “New Chesapeake SWF”), Hampton, Henry County (the “Henry County SWF”) and Richmond (on Broad Street), Richmond (on Hull Street, the “New Richmond SWF”), Scott County (scheduled to open January 2006, the “Scott County SWF”), and Vinton, Virginia (the “Vinton SWF,” and collectively with the foregoing, the “SWFs”);

WHEREAS, the VHHA is a trade organization composed of owners, trainers, drivers, grooms, breeders, owner-trainers, and owner-breeders, or any combination thereof, (its “Members”) of standardbred racehorses;

WHEREAS, the VHHA develops and provides programs and other services for its Members, their employees and other participants in standardbred horse racing who are and will be engaged in live racing at the Racetrack (such racing a “Race Meeting”);

WHEREAS, the parties have entered into the Standardbred Horsemen’s Agreement, dated as of April 2, 2003, (the “Existing Agreement”), portions of which expired on midnight on December 31, 2005 and have been extended to the date hereof and are superceded hereby and other portions which continue to remain in effect;

WHEREAS, the parties hereto desire to continue and enhance a close and understanding relationship among breeders, owners, trainers, drivers and grooms of standardbred race horses (the “Horsemen”), including VHHA Members, the VHHA, Colonial Downs, and the public; and

WHEREAS, the parties desire to collaborate to increase the purse funds available to the Horsemen for the Race Meetings and to improve the financial return to Colonial Downs associated with conducting the Race Meetings and operating the SWFs;

NOW, THEREFORE, in consideration of the promises and the mutual covenants contained herein, the parties desiring to be legally bound agree as follows:

1.             Effective Date and Term of Agreement.  Upon the satisfaction or waiver of all conditions set forth in Section 31 hereof, this Agreement shall become effective as of 12:01 a.m. on January 1, 2006, and shall remain in effect through midnight on December 31, 2008 (the “Term”), unless otherwise terminated as provided herein, with the exception of Subsection 5.B., Section 9, and Section 21, which shall continue in effect as stated therein.

2.             Scope of Agreement.  This Agreement shall be applicable to (i) revenues generated from pari-mutuel wagering on live standardbred races at the Racetrack and on all simulcast standardbred races, including simulcast broadcasts of live standardbred races held at the Racetrack, broadcast to the Racetrack and to all SWFs owned and operated by Colonial Downs in Virginia, to (ii) revenues generated by simulcast broadcasts to locations outside the Commonwealth of Virginia of live standardbred races held at the Racetrack, and to (iii) the live standardbred race meetings conducted at the Racetrack, during the Term of this Agreement.

3.             Exclusive Representation.  During the Term of this Agreement, the VHHA shall be the exclusive representative of its Members with respect to the matters set forth herein.  The VHHA hereby warrants and represents that it is the Horsemen’s organization representing a majority of the Horsemen racing at the Racetrack, and Colonial Downs hereby recognizes it as such.

4.             Accounts.

A.            Standardbred Partners’ Account.  Colonial Downs and the VHHA currently maintain an account at Citizens and Farmers Bank in Providence Forge, Virginia (the “Standardbred Partners’ Account” or the “Account”).  The parties agree that the financial institution(s) at which the Standardbred Partners’ Account is maintained may be changed at any time by agreement of the parties.  Colonial Downs and the VHHA agree that all funds maintained in the Standardbred Partners’ Account are funds that are to be maintained in trust on behalf of and for the benefit of the Horsemen, less those funds to be distributed to Colonial Downs, as provided herein, and distributed according to regulations promulgated by the Virginia Racing Commission (the “Commission”) from time to time or by agreement between the parties to this Agreement.  In furtherance of such purpose, the parties hereto have executed the trust agreement attached as Exhibit A and have had the Standardbred Partners’ Account designated a trust account by the financial institution at which the Standardbred Partners’ Account is maintained.  The parties shall take similar steps to have the Standardbred Partners’ Account designated as a trust account by any other financial institution(s) to which the Account is moved.  In addition, either party may elect upon written notice to the other party to have a third-party trustee, acceptable to both parties, appointed as trustee of the Account.  All interest and other earnings whatsoever on the amounts paid or deposited into the Standardbred Partners’ Account shall accrue solely to the benefit of the Standardbred Partners’ Account.  All funds paid or deposited into the Standardbred Partners’ Account (i) shall be invested in an interest-bearing account that provides market rates of return, or government or bank securities, and (ii) shall be used for purses and for such other purposes as the parties may agree and the Commission may approve.

B.            Horsemen’s Account.  Monies payable to Horsemen as purses under this Agreement shall be deposited from the Standardbred Partners’ Account into a separate account (the “Horsemen’s Account”) as needed to pay purses.  The amounts to be transferred from the Standardbred Partners’ Account to the Horsemen’s Account are set forth herein.  The transfer of funds from the Standardbred Partners’ Account to the Horsemen’s Account shall be made, and the appropriate portions of purse money shall be made available to the earners thereof, within seventy-two (72) hours (dark days and Sundays excluded) after the result of the race in which such money was earned has been declared official; provided, that in the event of any dispute as to the result of a race due to a drug test or other regulatory inquiry, the purse money shall not be made available until final resolution of the dispute by the stewards, the Commission or the courts, as the case may be.  No portion of such money payable as purses to any earner thereof shall be deducted by Colonial Downs unless requested in writing by the person to whom such monies are payable or his duly authorized representative or as required by order of the stewards or a court.

C.            Availability of Information on Accounts.  The Standardbred Partners’ Account and the Horsemen’s Account and the investment or deposit schedules of Colonial Downs with respect to such accounts shall be subject to examination at any reasonable time by the President of the VHHA or his or her designee.

D.            Distribution of Interest and Other Earnings on Accounts; Disbursement to Colonial Downs.  All interest or earnings whatsoever on the amounts paid or deposited into the Standardbred Partners’ Account and the Horsemen’s Account shall accrue solely to the benefit of

Colonial Downs.  Additionally, to help defray the costs of the Horsemen’s bookkeeper and of providing year-round office space to the VHHA, Colonial Downs shall be entitled to disburse from funds in the Standardbred Partner Account to itself $7,500 each calendar year, such funds to be disbursed on the last business day of each month in the amount of $625 per month.  A final accounting of this disbursement shall be made on January 31 of each year for the prior calendar year.

5.             Administration of Accounts.

A.            Amounts To Be Deposited.  Colonial Downs shall deposit into the Standardbred Partners’ Account the amounts specified in paragraph 13 of § 59.1-369 of the Code of Virginia and shall deposit into the Horsemen’s Account the amounts specified for purses in Subsections D(1) and G(1) of § 59.1-392 of the Code of Virginia.

B.            Transfers from the Standardbred Partners’ Account to the Horsemen’s Account and Colonial Downs’ Account.  With respect to all deposits to the Standardbred Partners’ Account derived from handle at all satellite wagering facilities, the parties agree that transfer of funds from the Standardbred Partners’ Account to the Horsemen’s Account shall be made as set forth in Exhibit B hereto, subject to the terms and conditions set forth in Section 9 hereof, and shall continue for the term of Colonial Downs’ licenses for such facilities.  The VHHA shall authorize the weekly payment from the Standardbred Partners’ Account to Colonial Downs of an amount equal to the difference between (i) the amounts deposited into the Standardbred Partners’ Account pursuant to Paragraph 13 of § 59.1-369 of the Code of Virginia and (ii) the amounts transferred to the Horsemen’s Account as set forth in Exhibit B.

C.            Signal Sales.  Colonial Downs shall calculate the revenues attributable to the sale of the live standardardbred race signal to entities outside Virginia.  In calculating such amount, revenues from signal sales shall be based on information provided to Colonial Downs and shall be calculated using accounting practices generally accepted in the horse racing industry.  Such calculation of revenues from signal sales shall be provided to the VHHA for its approval, such approval not to be unreasonably withheld, conditioned or delayed.  For the term hereof, Colonial Downs shall deposit into an account designated and exclusively controlled by the VHHA (the “Signal Sales Account”) an amount calculated as (a) total revenue from the sale of the live standardbred race signal to entities outside of Virginia less (b) the product of $2,100, multiplied by the number of standardbred race days in the given year, multiplied by (c) 50%, with such calculated amount not to exceed the product of (x) $457.73 multiplied by (y) the number of standardbred race days in the given year. Colonial Downs shall retain solely for its own account and benefit revenues from the sale of the live standardbred race signal to entities outside of Virginia in excess of the product of $3,015.46 multiplied by the number of standardbred race days in a given year, up to the amount equal to the product of $18,015.46 multiplied by the number of race days in the given year.  The balance of signal sale revenue in excess of the product of $18,015.46 multiplied by the number of race days in the given year shall be equally divided between Colonial Downs and the VHHA, and the VHHA’s share shall be deposited into the Signal Sales Account.

D.            Account Wagering.  Neither Colonial Downs nor the VHHA shall enter into an agreement, without the prior written consent of the other, which consent shall not be unreasonably withheld, delayed or conditioned, regarding telephone account or other electronic media wagering systems pursuant to which Colonial Downs or the VHHA would receive any fee from any advance deposit account wagering licensee or any other telephone or other electronic media account wagering entities for the right to accept wagers from account holders located in

Virginia on standardbred races simulcast from within or outside of Virginia.  The foregoing sentence shall not apply to Colonial Downs’ existing and future agreements for the sale of its live standardbred racing signals to simulcast venues to which the VHHA’s consent is governed by Section 15 of this Agreement.

E.             Stakes Race Purses.  The percentage of the purse monies available under Subsections A through D of this Section, excluding promotional fees and sponsorships, to be paid to Horsemen participating in stakes races held at the Racetrack shall be limited to eight percent (8%) of the total purses paid.  The parties agree that the foregoing eight-percent (8%) limit may be increased by one dollar for every one dollar that Colonial Downs secures for additional purse monies from sponsors of live standardbred races at the Racetrack, up to a total of twelve percent (12%) of total purses paid; provided, however, that not more than ten percent (10%) of the amounts payable as purses under Subsections A through D of this Section shall be used for purses for stakes races.  Notwithstanding the foregoing, a higher percentage may be agreed upon by the parties in good faith negotiations.  For purposes of this subsection, the term “stakes races” shall not include early or late closure races or Virginia Standardbred Breeder’s Fund stakes.

F.             Administrative Fee.  The administrative fee paid to the VHHA for services rendered to Horsemen as the majority Horsemen’s group shall be as provided in Subsection S of § 59.1-392 of the Code of Virginia.  The parties shall agree on advance payments of the administrative fee between live standardbred Race Meetings at the Racetrack in recognition of the VHHA’s year-round service to Horsemen, obligations with respect to Horsemen’s interests before the Commission, and the VHHA’s efforts to assist Colonial Downs on legislative issues.

G.            Other Legalized Wagering.  Except as otherwise specifically provided herein, in the event that wagers other than on standardbred horse racing, including, but not limited to, the sale of lottery tickets and/or participation in other wagering enterprises at the Racetrack and/or the SWFs (but excluding any use of the Racetrack or SWFs for charitable gaming that does not result in net revenue for Colonial Downs above fair market rent for the facilities), are authorized by legislative action and a portion of the proceeds is provided by that legislation for standardbred racing, the parties shall be bound by the allocations in such legislation.  In the event the allocation of revenues is not addressed by such legislative action, the parties shall negotiate in good faith a written agreement governing the allocation between them of the revenues to be received for standardbred racing from that legislative action.

6.             Purse Mechanics.

A.            Purse Schedules and Condition Sheets.  Colonial Downs shall use its reasonable judgment to estimate attendance, pari-mutuel handle and breakage for standardbred racing.  Using that information and after consultation with a designated representative of the VHHA, Colonial Downs shall establish a tentative average daily overnight purse schedule and a tentative stakes purse schedule for each Race Meeting in accordance with the terms of this Agreement.  Nomination, sustaining, starting, and entry fees paid by standardbred Horsemen, and funds provided by the Virginia Breeders Fund or by race sponsors shall not be considered to be portions of the purses paid by Colonial Downs.  Colonial Downs shall exercise reasonable care to avoid significant underpayments or overpayments of purses at all Race Meetings.  Colonial Downs shall send to the VHHA its first condition sheet and proposed purse schedules for each Race Meeting before they are sent to the printer.

B.            Overpayment of Purses.  Colonial Downs and the VHHA shall cooperate to the fullest extent possible to avoid overpayment of purses to Horsemen as of the end of any year during the Term of this Agreement.  If Colonial Downs makes an overpayment in excess of the amount computed under Section 5 hereof, the overpayment shall be repaid to Colonial Downs from funds accruing to the Standardbred Partners’ Account commencing on January 1 of the following calendar year on a “first dollar in first dollar out” basis.

C.            Underpayment of Purses.  During any Race Meeting, Colonial Downs shall increase purses as reasonable and appropriate based upon deposits to the Horsemen’s Account pursuant to Subsections D(1) and G(1) of § 59.1-392 of the Code of Virginia to minimize the possibility of underpayment of purses to Horsemen.  Colonial Downs shall use its reasonable best efforts to help assure that there are no underpayments of purses at any Race Meeting based upon deposits to the Horsemen’s Account pursuant to Subsections D(1) and G(1) of § 59.1-392 of the Code of Virginia.  In the event that funds remain in (i) the Standardbred Partners’ Account that are subject to transfer to the Horsemen’s Account pursuant to Exhibit B, or (ii) the Horsemen’s Account after payment of purses, such funds shall be applied to the next Race Meeting.

D.            Purse Notices.  The pari-mutuel handle, pari-mutuel handle commission, and purse distribution figures, as well as the percentage figures that represent the relationship between purses and the total of pari-mutuel income and breakage shall be posted on the bulletin board in the Racing Secretary’s office each day of a Race Meeting.

7.             Live Standardbred Racing.

A.            Number of Days, Dates and Average Daily Purses.  For 2006, Colonial Downs has been approved to conduct thirty-six (36) days of live standardbred racing with targeted average daily purses of at least $50,000 per day.  Such 36 days of live standardbred racing shall be conducted from September 4 to November 3, 2006, at the Racetrack four days a week which generally will be Tuesday through Friday (the “Colonial Downs Meet”), unless the parties otherwise agree and the Commission approves, to the extent necessary, those other agreed upon dates.  For 2007 and 2008, Colonial Downs and the VHAA intend to apply for race dates with the meet commencing on Labor Day and ending in November, assuming that this time frame is successful in 2006, with a 5:00 p.m. post time for racing (or such other time as the parties agree).  In determining whether the 2006 meet was “successful,” the parties agree that they will focus upon (i) increases in signal sale handle; (ii) increases in handle attributable to commencing the Race Meeting on Labor Day, conducting racing in conjunction with the New Kent County Fair and a possible steeplechase day during Breeder’s Cup; (iii) increases in group sales; and (iv) coordination of racing with Rosecroft Raceway in Maryland.  Not less than thirty (30) days prior to the deadline for submission of a race day request to the Commission, Colonial Downs and the VHHA shall make reasonable efforts to agree upon the number of days of standardbred racing based upon an average daily purse amount for the following calendar year pursuant to the foregoing formula, and shall then present such agreed upon schedule and average daily purse amount to the Commission for approval.  If the parties are unable to agree upon an targeted average daily purse amount for live standardbred racing for any such calendar year, Colonial Downs shall submit to the Commission its requested number of days of, dates for, and targeted average daily purse amount for live standardbred racing for that calendar year, and the VHHA also shall convey to the Commission its requested number of days of, dates for, and targeted average daily purse amount for live standardbred racing for that calendar year.

B.            Promotion of the Colonial Downs Meet; Programs for Standardbred Races .  Colonial Downs and the VHHA shall collaborate to market and promote the Colonial Downs Meet.  Colonial Downs shall devote $75,000 to market and promote the Colonial Downs Meet at the track.   Colonial Downs shall devote an additional $75,000 to marketing standardbred racing in the SWFs and marketing the sale of the export simulcast signal from the Race Meetings to simulcast facilities outside of Virginia.  Such marketing efforts may include, but not be limited to, offering free decoders to simulcast facilities that have not historically received Colonial Downs’ Race Meetings’ signals, marketing Colonial Downs’ thoroughbred and harness signals as a package, dispatching a Colonial Downs’ representative on the road to out-of-state simulcast facilities to  promote a Colonial Downs harness racing day at such facilities, and conducting special harness racing nights at the SWFs with contests and harness related promotions.  Additionally, Colonial Downs shall focus its marketing efforts for the Race Meetings on increasing the number of group outings to the Racetrack through its group sales personnel.

Additionally, Colonial Downs hereby agrees to continue to:  (i) place in the front portion of each standardbred horse race program distributed at the Racetrack and its SWFs (the “Program”) an information section entitled “How to Read a Harness Program”; (ii) include driver and trainer rankings in the Program; (iii) provide comparative speed ratings of every standardbred track listed in the Program; and (iv) carry a minimum of two (2) standardbred race signals at all times at each SWF, provided at least two (2) such signals are available.

C.            Sponsorships.  Colonial Downs agrees to use commercially reasonable efforts to secure sponsorships for major stakes races.  The VHHA agrees to provide such assistance to Colonial Downs’ efforts as Colonial Downs may reasonably request and to use its best efforts to secure sponsorships for smaller stakes races.

D.            Jumbotron.  Colonial Downs agrees to use a portable Video Display Screen approximately 19.68 feet high by 26.20 feet wide (“Jumbotron”) as referenced in the agreement dated February 3, 2006 between Transit Image, Inc. and Colonial Downs during the live standardbred meet in 2006.  The cost of the Jumbotron for 2006 is $1,000 per live standardbred race day.  Colonial Downs agrees to use a Jumbotron during the 2007 and 2008 live standardbred meets if the cost of the Jumbotron does not exceed $1,000 per live standardbred race day.  If the cost of the Jumbotron exceeds $1,000 per live standardbred race day in either 2007 or 2008, the VHHA shall have the option to pay any cost in excess of $1,000 per live standardbred race day and upon receipt of the VHHA’s written commitment to pay such excess costs, Colonial Downs will use a Jumbotron during the live standardbred meet in that year.

8.             Races and Awards for Virginia-Bred, Virginia-Owned and Virginia-Sired Horses.  Colonial Downs shall include in its condition sheets opportunities to race for Virginia-bred, Virginia-owned and Virginia-sired standardbred horses, including those that typically race for lower purses as well as those that typically race for higher purses.  To the extent reasonably possible, in filling races, Colonial Downs shall give preference to Virginia-bred and Virginia-sired horses that are stabled at the Racetrack or elsewhere in Virginia.  Awards from the Virginia Breeders Fund for Virginia-bred, Virginia-owned and Virginia-sired horses shall continue to be distributed according to guidelines approved by the Commission.

9.             Satellite Wagering Facility Expansion.  The parties agree that a goal of achieving $45,000,000 of total standardbred handle within three (3) years from the effective date of this Agreement is reasonable and desire to set forth certain actions intended to lead to the achievement of this goal to which they are committed.  Accordingly, the parties agree:

A.            Distribution of Funds.  Colonial Downs and the VHBPA agree to distribute funds from the Standardbred Partners’ Account in such a fashion as set forth in Exhibit B hereto with respect to the Henry County SWF, the Scott County SWF, the New Richmond SWF, the Vinton SWF, the Existing Chesapeake SWF, and the New Chesapeake SWF, and such distributions shall continue for the term of Colonial Downs’ licenses for such facilities.

B.            SWF Referenda in Northern Virginia.  In 2006 Colonial Downs and the VHHA shall organize an industry task force to explore strategies for a successful statutory referendum in Northern Virginia with the goal of conducting at least one Northern Virginia statutory referendum by December 31, 2007. For purposes of this Agreement Northern Virginia is defined as the counties of Loudoun, Prince William, Fairfax, Arlington, and Fauquier, the cities of Manassas, Manassas Park, Fairfax City, Falls Church, and Alexandria and the towns with population of 5,000 or more located within the foregoing counties.

(1)           Upon winning a referendum in Northern Virginia, Colonial Downs shall use its commercially reasonable efforts to apply expeditiously for licenses to own and operate an SWF in the locality in which the referendum was won; provided, however, if more than one referendum is won in adjacent localities or in localities in which two SWFs would compete with each other, Colonial Downs shall be obligated to apply for licenses in only one such locality.  Upon the grant of the licenses, Colonial Downs shall use its commercially reasonable efforts to open the licensed facility expeditiously.

(2)           Colonial Downs and the VHHA agree to distribute funds from the Standardbred Partners’ Account in such a fashion as set forth in Exhibit B hereto for any SWF opened by Colonial Downs in Northern Virginia, as defined above, during the three-year period commencing on the effective date of this Agreement.

C.            Additional SWFs in the Central-Southside Virginia Region.  Colonial Downs shall conduct  two (2) referenda during the period from January 1, 2005 to December 31, 2006, and one (1) referendum during the period from January 1, 2007 to December 31, 2007 in the Central-Southside Virginia region as set forth in Exhibit D hereto (the “Central-Southside Virginia Region”); provided however, upon standardbred handle (as calculated as provided in Subsection C (3)) equaling or exceeding $45,000,000, Colonial Downs’ obligations to conduct additional referenda in the Central-Southside Virginia Region shall automatically terminate.  Colonial Downs’ obligation to conduct the foregoing referenda in the time periods specified shall be temporarily suspended, but not terminated, for each year in which there are no statutorily authorized SWFs available for initial licensing.

(1)           If Colonial Downs conducts and wins such a referendum it shall proceed in the manner described in Section 9.B (1) hereof with respect to such referendum.  Upon the opening of any SWF in Central-Southside Virginia Region, Colonial Downs and the VHHA agree to distribute funds from the Standardbred Partners’ Account in such a fashion as set forth in Exhibit B hereto for any SWF in the Central-Southside Virginia Region for which a license application has been made within the eight-year period commencing on the effective date of this Agreement or, if later, the date on which all conditions set forth in Section 31 are satisfied or waived.

(2)           On or before December 1, 2006, and on or before each December 1 thereafter, the parties shall determine if Colonial Downs has conducted the minimum number of referenda required by this Agreement.  In the event Colonial Downs fails to conduct the three (3)

Central-Southside referenda in the time periods specified above, the contribution rate for standardbred handle to the payment of purses set forth in Exhibit B hereto shall be suspended for all SWFs operating in the Central-Southside Virginia Region and for the New Richmond SWF, the Existing Chesapeake SWF, and the New Chesapeake SWF, and the purse contribution rate shall be that rate specified in Exhibit B hereto for “All Other SWFs” until such time as Colonial Downs conducts the number of referenda specified in this Subsection C regardless of the time periods specified above (e.g. conducting an additional referendum in 2007 after conducting only one in the period from January 1, 2005 to December 31, 2006).  Upon Colonial Downs conducting the specified number of referenda, the purse contribution rates shall be reinstated to the rates set forth in Exhibit B hereto for SWFs located in Central-Southside Virginia Region, the New Richmond SWF, the Existing Chesapeake SWF, and the New Chesapeake SWF. No adjustment (either higher or lower) to the purse contribution rate shall be retroactive.

(3)           For purposes of determining whether total standardbred handle equates to $45,000,000 for a particular calendar year, the following calculation shall be made:  (i) total live standardbred handle; plus (ii) total SWF standardbred handle from all SWFs operating for at least 12 months; plus (iii) for each SWF open less than 12 months, the product of (a) the last three (3) months’ standardbred handle and (b) four (4); and plus total standardbred handle from account wagering.

10.           Stalls and Track Facilities.

A.            Availability of Stalls and Track Facilities Before, During and After Race Meetings.  Colonial Downs shall make available at least one thousand (1,000) stalls to Horsemen during each Race Meeting.  Access to the racing strip, barns, track kitchen facilities, dormitories, and related backside facilities at the Racetrack (collectively, the “Backside Facilities”) necessary for training purposes shall be made available by Colonial Downs without charge (i) prior to each live Race Meeting, to Horsemen who have horses training for that live Race Meeting, and (ii) following each live Race Meeting, to Horsemen who have raced at the Racetrack during that Race Meeting.  The Backside Facilities shall be made available by Colonial Downs prior to and following each Race Meeting for an aggregate total of 20 days, the exact number of days before and number of days after each Race Meeting to be agreed upon each year by Colonial Downs and the VHHA.  Notwithstanding the foregoing, such periods (prior to or following) may be shortened if the Backside Facilities are needed for a live thoroughbred race meeting, and Colonial Downs shall provide advance notice to the Horsemen in any such event.  During the aforesaid periods, Colonial Downs, at its own expense, shall make water and electricity available to each barn in use and keep the racing surfaces properly harrowed and watered.

B.            Vendors.  Except as expressly provided elsewhere in this Agreement, Colonial Downs shall not impose upon Horsemen any exclusive arrangement concerning farriers, feedmen, tack supplies, or any other suppliers or providers of services customarily used by owners and trainers; provided, however, that if Colonial Downs permits the use of bedding material other than straw, it may require the use of an exclusive supplier in order to facilitate removal of such used material.  Notwithstanding the foregoing, Colonial Downs reserves the right to impose reasonable non-discriminatory requirements for security, safety and environmental reasons.  Colonial Downs shall use its reasonable best efforts to keep unlicensed persons in the above categories off its premises.

C.            Stall Applications.  Colonial Downs shall publish and distribute stall applications to the Horsemen.  Each completed application will contain the name, permanent address, telephone number, and electronic mail (e-mail) address of the owner and trainer of each horse expected to be stabled on the grounds of the Racetrack during that Race Meeting.  Colonial Downs shall, in the exercise of its sole business judgment, determine the terms for and approve or disapprove applications for stalls, but to the extent reasonably possible, preference shall be given to stall applications for Virginia-bred horses, Virginia-owned horses, and Virginia-sired horses.  Colonial Downs may consider, among other things, the following criteria in allocating stalls to Horsemen for use during Race Meetings:

(1)           The financial and professional integrity of the trainer listed on the stall application;

(2)           The total number of stalls requested by a trainer in relation to the number of available stalls; and

(3)           The best interests of Colonial Downs and standardbred racing. Each Horsemen accepting a stall at the Racetrack shall be required to use his or her best efforts to run his or her horses at the Racetrack during the Race Meeting consistent with the horses’ physical condition and fitness, and race conditions.

D.            Racetrack Kitchen.  Colonial Downs shall provide a Racetrack kitchen for use by Horsemen and others, with the terms, conditions and provisions thereof to be mutually agreed upon on an annual basis by the VHHA and Colonial Downs.  Joint approval of Colonial Downs and the VHHA shall be required concerning, but not limited to, management of the facility, cleanliness of the facility, palatability and cost of food, adequacy of hours of operation, and adequacy of premises insurance coverage.

E.             Suite.  Colonial Downs shall also provide the VHHA a grandstand suite, free of charge except for food service, for use by its members and guests on each race day of the live standardbred meet in 2006, 2007 and 2008, unless the parties agree otherwise.

11.           Racing Committee.  Colonial Downs and the VHHA have organized and shall maintain a joint committee to be known as the “Standardbred Racing Committee.”  The VHHA and Colonial Downs shall each continue to appoint not more than four (4) representatives to the Racing Committee.  The Racing Committee (i) shall meet at the request of either Colonial Downs or the VHHA on at least five (5) days notice to the other party, and (ii) may consider such matters as the stable area, barns, tack rooms, dormitories, promotion, publicity, track conditions (bad weather closing), racing-related programs, reserved seats and passes for Horsemen, number of races, purse schedules, track kitchen, other matters related to attendance, pari-mutuel handle or the quality of racing, and health benefit programs, death benefits, drug and alcohol abuse programs, and any other program that will aid and assist the racing industry in Virginia in hiring, retaining and caring for its personnel at the highest level.

12.           Representations and Warranties.

A.            VHHA.  In addition to the representations and warranties contained elsewhere in this Agreement, the VHHA warrants, represents to and covenants with Colonial Downs that during the Term of this Agreement:

(l)            This Agreement has been approved by the Board of Directors of the VHHA as authorized by the Bylaws of the VHHA;

(2)           This Agreement is valid and enforceable against the VHHA according to its terms;

(3)           Each VHHA officer, director and other official shall utilize all of his or her powers of persuasion and shall take all reasonable action within their power, including all legal means at their disposal, to ensure that all VHHA Members, their employees, other related personnel, and other backstretch personnel comply with the terms of this Agreement;

(4)           The VHHA shall seek to alter its share of the amounts described in Section 5 above only through good faith negotiations with Colonial Downs and shall not engage in or support, directly or indirectly, any action to influence the Commission, the Governor of Virginia or the General Assembly of Virginia to increase its share of the amounts described in Section 5 above or contained in any applicable provision of the Code of Virginia or the Commission’s regulations by rule, regulation, order, executive order, statute, amendment of statute, or otherwise;

(5)           The VHHA shall use its best efforts to ensure that the backstretch area of the Racetrack is maintained in a safe, clean, and orderly condition; and

(6)           This Agreement shall be made available for review and copying by Members of the VHHA and all other licensed owners, trainers, employees and backside personnel at the VHHA office.

B.            Colonial Downs.  In addition to the representations and warranties contained elsewhere in this Agreement, Colonial Downs warrants, represents to and covenants with the VHHA that during the Term of this Agreement:

(1)           This Agreement has been approved by its General Partner;

(2)           This Agreement is valid and enforceable against Colonial Downs according to its terms;

(3)           Colonial Downs shall seek to alter the VHHA’s share of the amounts described in Section 5 above only through good faith negotiations with the VHHA and shall not engage in or support, directly or indirectly, any action to influence the Commission, the Governor of Virginia or the General Assembly of Virginia to decrease the VHHA’s share of the amounts described in Section 5 above or contained in any applicable provision of the Code of

Virginia or the Commission’s regulations by rule, regulation, order, executive order, statute, amendment of statute, or otherwise;

(4)           Colonial Downs shall use its reasonable best efforts to ensure that the backside area of the Racetrack is maintained in a safe, clean and orderly condition when in use; and

(5)           Colonial Downs shall use its reasonable best efforts to assist the VHHA in developing health and welfare programs for backstretch personnel; provided that, this Section imposes no obligation on either party to fund any such program.

13.           Racing Officials.  Colonial Downs shall send to the President of the VHHA a written list of the persons whom Colonial Downs has requested the Commission to approve as racing officials for each Race Meeting at the same time it submits that list to the Commission in accordance with the Commission’s regulations.

14.           Governmental Approval.  Nothing contained in this Agreement shall be construed as requiring either party to perform any term when such performance is contrary to law or requires prior governmental approval; provided, however, both parties shall use their best efforts to obtain governmental approval if such is required.

15.           Authorization for Out-of-State Simulcasting.  During the Term of this Agreement, the VHHA as the authorized representative of the Horsemen for interstate simulcasting purposes, hereby consents and authorizes Colonial Downs to negotiate and contract with simulcast and receiving facilities, including off-track wagering facilities outside the Commonwealth of Virginia, for (i) the conduct of off-track wagering at the Racetrack and the SWFs, and (ii) off-track wagering on live standardbred races emanating from the Racetrack, pursuant to the Interstate Horse Racing Act of 1978, P.L. 95-515 (the “Interstate Horse Racing Act”).  The

foregoing consent and authorization shall constitute all consents required from the VHHA for simulcast wagering under the Interstate Horse Racing Act, and all simulcast wagering shall conform to that Act.

16.           Copies of Documents.  Colonial Downs shall send a copy of its stall application form, stakes purse program, and condition sheet for each Race Meeting to the VHHA on or before the first day they are distributed to Horsemen.

17.           Horsemen’s Backstretch Improvements and Programs .  Colonial Downs and the VHHA agree to expend for the benefit of Horsemen certain funds during calendar years 2006 and 2007 for the improvement of backstretch working and living conditions and for educational, recreational, and counseling programs.  Pursuant to the Thoroughbred Horsemen’s Agreement, dated as of January 1, 2005 (the “Thoroughbred Agreement”), Colonial Downs has agreed to provide $50,000 to be used solely for capital improvements and to be provided no later than June 1 of each year.  Similar to Colonial Downs’ agreement with the Virginia Horsemen’s Benevolent and Protective Association, Inc. (the “VHBPA”) as reflected in the Thoroughbred Agreement, the VHHA and Colonial Downs shall use their best efforts to ensure that at least $175,000 is provided annually from the legitimate breakage deposited into the Racing Benevolence Fund pursuant to § 59.1-392(T)(2) of the Code of Virginia for the foregoing improvements and programs.  Regarding the latter Fund, the VHHA and Colonial Downs agree to use their best efforts to obtain any necessary authorization to use part of the legitimate breakage for such improvements and programs as agreed to by the VHBPA and otherwise described in the Thoroughbred Agreement.  All of the above funds shall be deposited into the Backstretch Improvement Escrow Account, which shall be established at a financial institution mutually acceptable to Colonial Downs, the VHBPA and the VHHA, and shall be expended as mutually agreed by Colonial Downs and the VHHA and subject to Commission approval pursuant to Section 31 hereof.  At the conclusion of each Race Meeting, Colonial Downs shall within sixty (60) days provide the VHHA with an accounting of all expenditures made from the Backstretch Improvement Escrow Account.

18.           Right to Terminate.  Either party may terminate this Agreement upon the other party’s failure to substantially perform as required under this Agreement and such failure continues for thirty (30) days following the date written notice of default detailing the perceived failure to perform is sent to and received by the allegedly defaulting party in accordance with Section 25 below.  Such termination shall not constitute an election of remedy, nor shall it constitute a waiver of a party’s other remedies at law or in equity.  Additionally, Colonial Downs may terminate this Agreement upon written notice to the VHHA if the Racetrack and all the SWFs are closed for ninety (90) continuous days.

19.           Indemnification.  The VHHA shall indemnify and save harmless Colonial Downs, its agents, representatives, employees, officers, directors and stockholders, their respective successors and assigns, and all persons acting by, through, under, or in concert with any of them, from and against any and all demands, liabilities, loss, costs, damages, or expenses of whatever nature or kind, including fees of attorneys and all other expenses, arising out of or in any way related to or occasioned by Colonial Downs’ performance under Subsection 5.F. hereof (Administrative Fee).

20.         Mediation; Arbitration.

A.            Attempt to Resolve Disputes.  In the event of any disputes or differences arising out of this Agreement, which the parties have been unable to resolve after reasonable efforts to do so, either party may refer the dispute or difference to a mediator mutually acceptable to the parties.  The parties shall split equally the cost of the mediator.  In the event such mediation is unsuccessful, or the parties are unable to agree on a mediator, either party may refer the dispute or difference for final settlement to arbitration in accordance with the following procedures.

B.            Administration.  The arbitration shall be administered by the American Arbitration Association (“AAA”), or its successor, pursuant to the expedited procedures (irrespective of the amount in controversy) of the AAA’s then-prevailing Commercial Arbitration Rules (the “Rules”), subject to the limitations and modifications set forth herein.  The laws of the Commonwealth of Virginia will govern all matters arising from the arbitration without giving effect to the choice of law principles thereunder.  The arbitration will be held in Virginia unless the parties otherwise agree.

C.            Notice to Arbitrate.  Notice of a demand for arbitration pursuant to this procedure (the “Notice to Arbitrate”) shall be made in writing and delivered to all other affected parties as provided in Section 25 hereof.  The Notice to Arbitrate shall be accompanied by a short and plain statement of the party’s claim(s), the grounds for same and the relief sought.  Within ten (10) days of receipt of the Notice to Arbitrate, the other party shall set forth in writing and deliver to all other affected parties as provided in Section 25 hereof, an answer setting forth its response to the claim for relief, as well as any affirmative defenses and counterclaims.

D.            Selection of Arbitrator(s).  The arbitration shall be before one (1) neutral arbitrator (the “Arbitrator”) to be selected in accordance with the Rules (as modified herein).  In the event the parties cannot agree upon an Arbitrator within ten (10) business days from receipt of the Notice to Arbitrate, each party shall select one (1) Arbitrator.  The Arbitrators so selected shall select a third arbitrator at the Pre-Hearing Conference (as defined herein), who shall be the chairperson of the three member panel.

E.             Pre-Hearing Conference.  The Arbitrator(s), within ten (10) days of his, her or their appointment, shall conduct a pre-hearing conference (the “Pre-Hearing Conference”).  The parties shall be prepared to discuss discovery matters, schedule the Additional Conference and Arbitration Hearing (as defined herein), decide procedural matters and address all other questions that may be presented.

F.             Discovery.  The parties shall have the right to conduct and enforce pre-hearing discovery in accordance with the Federal Rules of Civil Procedure then in effect for the Eastern District of Virginia (Richmond Division), including any Local Rules for the Eastern District of Virginia (Richmond Division) (collectively, the “Court Rules”), subject to the following:

(1)           The parties shall make the voluntary disclosures described in the Court Rules (except those applicable to expert witnesses) within fifteen (15) days after the appointment of the Arbitrator(s).  The identity and report of each expert witness, as well as all other disclosures described in the Court Rules, shall be disclosed to the other parties no later than thirty (30) days after the appointment of the Arbitrator(s).

(2)           Each party may serve a request for production of tangible and documentary evidence.  Responses to a request for production shall be due fifteen (15) days after receipt.

(3)           Each party may serve no more than one set of interrogatories limited to no more than thirty (30) questions, including subparts.  Answers to interrogatories shall be due fifteen (15) days after receipt.

(4)           Each party may depose up to, but no more than, three (3) witnesses; provided, however, that each party is limited to no more than a total of eighteen (18) hours of deposition time in the aggregate.

(5)           All discovery must be completed within forty-five (45) days after appointment of the Arbitrator(s) (the “Discovery Deadline”).

(6)           The Arbitrator(s), for good cause shown, upon motion and three (3) days’ notice to all parties, may extend any of the discovery deadlines set forth herein for a period not to exceed fourteen (14) days.  The Arbitrator(s) shall have the right and authority to decide any and all discovery disputes.  The Arbitrator(s) shall be empowered to issue subpoenas and any and all process and orders permitted under the Rules to compel cooperation in discovery and otherwise enforce the discovery rights and obligations of the parties.

G.            Additional Conference.  Within ten (10) days after the Discovery Deadline, the Arbitrator(s) shall hold an additional conference (the “Additional Conference”) to set dates for the exchange of witness and exhibit lists, deposition testimony designations, testimony summaries and arbitration briefs; determine the length of the Arbitration Hearing; and address any and all other questions that may be presented.

H.            Arbitration Hearing.  The arbitration hearing (the “Arbitration Hearing”) shall commence within twenty (20) days after the date of the Additional Conference, unless otherwise agreed by the parties.  For good cause shown, the Arbitrator(s) may grant no more than one (1) continuance per party of a duration not to exceed ten (10) days each; provided, however, no party shall be entitled to any other continuances.  Unless otherwise agreed by the parties or ordered by the Arbitrator(s) for good cause shown, the Arbitration Hearing shall continue from day-to-day for such period of time (not to exceed five (5) days) as may be set by the

Arbitrator(s).  Each party shall have equal time for presentation and rebuttal, unless otherwise agreed by the parties.  The parties may present evidence, at their option, in the form of testimony (live and/or by deposition), documents and other tangible evidence, or testimony summaries, or any combination thereof.  The Arbitrator(s), upon timely request by a party or if otherwise required by law, shall require witnesses to testify under oath administered by any duly qualified person.  Any party, at its own cost and three (3) days’ notice to all other parties, may arrange for a stenographic record of the proceedings.  Such record shall be made available for inspection and copying by all other parties and the Arbitrator(s).

I.              Arbitration Award.  Notwithstanding the foregoing, it is the parties’ intent that the arbitration shall be completed and resolved within one hundred and twenty (120) days of the commencement of such proceeding.  The Arbitrator(s) shall issue and deliver to each party a written and signed award (the “Arbitration Award”) within thirty (30) days of the closing of the record.   The Arbitration Award shall contain the factual and legal bases for such award.  The Arbitration Award, in addition to the relief granted therein, may award attorneys’ fees and costs to the prevailing party as the Arbitrator(s) may determine in light of all of the circumstances.  The Arbitration Award shall be final and binding upon the parties in accordance with its terms and Section 8.01-577 et seq. of the Code of Virginia.

J.             Default.  If a party fails to proceed with arbitration or defaults in his obligation to arbitrate, such default shall not prevent the other party from proceeding with such arbitration and the party who fails to proceed with such arbitration shall be bound by the arbitration.

K.            Costs.  The costs of the arbitration incurred by the parties for hearing reporting fees, rental of a hearing room and all AAA fees, costs and services charges and of the arbitrator shall be paid by Colonial Downs, except that hearing postponement or cancellation fees or charges by the AAA or the arbitrator(s) shall be borne exclusively by the canceling or postponing party.  Conversely, with respect to all other matters, unless the arbitrator(s) otherwise so determines and provides in the arbitration award, each party shall bear its own costs and expenses incurred by that party in connection with the arbitration, including without limitation each party’s own travel expenses, hearing witness expenses and attorneys’ fees.

21.           Contribution Adjustments.

A.            Changes in Applicable Law.  The parties have negotiated the relevant transfers from the Standardbred Partners’ Account to the Horsemen’s Account (the “Purse Amounts”) from expected handle at the New Richmond SWF, the Existing Chesapeake SWF, the New Chesapeake SWF, the Vinton SWF, the Henry County SWF, the Scott County SWF, and any future SWFs located in the Central-Southside Virginia Region and Northern Virginia based upon those statutes, regulations, administrative proceedings, common law and other accepted sources of rules and regulations applicable to the parties that are in effect as of the date hereof (collectively, “Applicable Law”).  Under Applicable Law, certain allocations of rights and entitlements have been made to Colonial Downs (such as uncashed tickets) and the VHHA (such as a portion of breakage), and the parties do not intend to alter such existing rights and entitlements by this Agreement generally or by application of this Section 21, in particular, to future events.  Nonetheless, in the event there is a change in Applicable Law or a ruling or action of the Commission that alters contributions to the Standardbred Partners’ Account or transfers to the Horsemen’s Account, or otherwise inures to the benefit or detriment of the VHHA or its successors in the form of purses, operating funds or awards, then the parties agree that the Purse Amounts shall be adjusted to restore the parties to the economic terms set forth in this

Agreement.  By way of example and not limitation, if Applicable Law is changed to provide that a percentage of breakage or uncashed tickets is applied to increase purses for standardbred racing, then the Purse Amounts shall be adjusted downward such that in any fiscal year the amount contributed to purses pursuant to the terms hereof shall be reduced by an amount equal to the contribution to purses from breakage.   By way of further example, if the percentage of handle paid to the Commonwealth of Virginia as a pari-mutuel tax increases, there shall be no change in the Purse Amounts under this Agreement unless such increased pari-mutuel tax is used to supplement purses or is used for the exclusive activities of the representative horsemen group or groups for Horsemen racing at Colonial Downs.

B.            Duration.  The terms and provisions of this Section 21 shall remain in full force and effect for as long as the licenses for the New Richmond SWF, the Existing Chesapeake SWF, the New Chesapeake SWF, the Vinton SWF, the Henry County SWF, the Scott County SWF, or any future SWFs located in the Central-Southside Virginia Region or Northern Virginia remain in effect.

22.           Additional License.  Colonial Downs hereby reserves the right, and the VHHA hereby recognizes such right, of Colonial Down’s to apply for licenses from the Commission enabling Colonial Downs to seek an available racetrack devoted to standardbred racing, subject to consultation with the VHHA.  Once Colonial Downs obtains the necessary licenses, the VHHA hereby agrees to (i) race standardbred horses at, and promote, such racetrack and (ii) to cease racing the New Kent Racetrack.  Colonial Downs shall be under no obligation to obtain, or attempt to obtain, such licenses.

23.           Consents, Approvals, Agreements or Assurances.  Wherever this Agreement requires the consent, approval, agreement, or assurance of Colonial Downs and/or the VHHA,

(1) a request for such consent, approval, agreement, or assurance from one party shall be responded to by the other party in a timely and businesslike manner, and (ii) such consent, approval, agreement, or assurance shall not be unreasonably withheld, delayed or conditioned unless otherwise specifically provided in this Agreement.

24.           Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

25.           Notices.  All notices, requests, demands or other communications as may be required by this Agreement shall be in writing, shall be signed by an authorized representative of the party providing the communication, shall be sent to each of the persons listed below, may be sent by certified mail, return receipt requested, or by telephone facsimile, and shall be deemed to have been given or made when received by personal delivery or otherwise.  A courtesy hard copy of any communication that is sent by telephone facsimile also shall be sent by certified mail, return receipt requested.  The current addresses of persons to whom communications are to be sent are as follows:

Colonial Downs:	Mr. Jeffrey P. Jacobs
Colonial Downs, L.P.
10515 Colonial Downs Parkway
New Kent, VA 23124

Mr. Ian M. Stewart
President
Colonial Downs, L.P.
10515 Colonial Downs Parkway
New Kent, VA 23124

Copy to:	James L. Weinberg, Esq.
Hirschler Fleischer
The Federal Reserve Bank Building
P. O. Box 500 (23218-0500)
701 E. Byrd Street, 15th floor
Richmond, VA 23219

VHHA:	R. C. Dunavant, Jr., D.V.M., President
Virginia Harness Horse Association
c/o Lunenburg Animal Hospital
Highway 40
Kenbridge, Virginia 23944

Copy to:	Gerald C. Canaan, Esq.
Hancock, Daniel, Johnson & Nagle, P.C.
4112 Innslake Drive
Glen Allen, VA 23060

26.           Waivers.  No waiver by a party to this Agreement of any breach of this Agreement or any of its terms shall be effective unless, and only to the extent, such waiver is in writing signed by the party providing or making such waiver and delivered to the other party as provided in Section 25 above.  No waiver of any breach shall be deemed to be a waiver of any other or any subsequent breach.

27.           Applicable Law; Venue.  This Agreement is being executed and delivered in the Commonwealth of Virginia and shall be construed and enforced in accordance with the law of Virginia without regard to its conflict of laws rules and provisions.  In all court proceedings brought in connection with this Agreement, the parties hereto irrevocably consent to exclusive personal jurisdiction by, and venue in, the Circuit Court for the City of Richmond, Virginia, or the United States District Court for the Eastern District of Virginia, Richmond Division.

28.           Headings.  Any headings preceding the text of the several sections, subsections, paragraphs and subparagraphs hereof are inserted solely for convenience of reference and shall not constitute a part of this Agreement, nor shall they affect its meaning, construction, or effect.

29.           Severability.  If any provision of this Agreement is declared invalid by any tribunal, or becomes invalid or inoperative by operation of law, the remaining provisions of this Agreement shall not be affected thereby and shall remain in full force and effect.

30.           Entire Agreement; Modification.  This Agreement contains the entire Agreement between the parties and supersedes all prior agreements, including, but not limited to, the Existing Agreement, and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement.  This Agreement shall be binding upon and inure to the benefit of each party hereto, its legal representatives and successors, including, but not limited to, any successor group to the VHHA that is the recognized majority standardbred horsemen’s group.  No modification, variation or amendment of this Agreement or of any attachment or exhibit to this Agreement shall be effective unless such modification, variation or amendment is in writing and has been signed by the parties to this Agreement.  This Agreement may be assigned by Colonial Downs in its sole discretion, subject to applicable law.

31.           Conditions Precedent to Effectiveness of this Agreement.  The parties acknowledge that this Agreement and the expenditures from the Racing Benevolence Fund detailed in Section 17 above are subject to the approval of the Commission.  If this Agreement in its entirety and such expenditures are not approved by the Commission, this Agreement shall be null and void.

Upon satisfaction or waiver of the foregoing conditions, this Agreement shall be effective as of January 1, 2005, regardless of the date of the satisfaction or waiver of such conditions.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first stated above.

VIRGINIA HARNESS HORSE		COLONIAL DOWNS, L.P.
ASSOCIATION		By:	Stansley Racing Corp., its General Partner

By:	/s/ R. C. Dunavant, Jr.	By:	/s/ Ian M. Stewart
	R. C. Dunavant, Jr., D.V.M., President		Ian M. Stewart, President

STANSLEY RACING CORP.

		By:	/s/ Ian M. Stewart
Ian M. Stewart, President